UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

July 7, 2005
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition.

On July 7, 2005, Stage Stores, Inc. (the "Company") issued a news release announcing the Company's June sales. A copy of the news release is attached to this Form 8-K as Exhibit 99.

Item 8.01.   Other Events.

The Company's July 7, 2005 news release also announced a 3-for-2 stock split and a $30 million stock repurchase program. A copy of the news release is attached to this Form 8-K as Exhibit 99.

Item 9.01.   Financial Statements and Exhibits.

    (c) Exhibits.

        99   News release issued by Stage Stores, Inc. on July 7, 2005 announcing the Company's June 2005 sales, a 3-for-2 stock split and a $30 million stock repurchase program. A copy of the news release is attached to this Form 8-K as Exhibit 99.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        STAGE STORES, INC.

July 8, 2005   /s/ Michael E. McCreery
   (Date)   Michael E. McCreery
                                          Executive Vice President and
                                          Chief Financial Officer